UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  0-9790

FORM 10-Q For Period Ended:  March 31, 1997


PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Thermal Industries, Inc.

Address of Principal Executive Office:
     301 Brushton Avenue
     Pittsburgh, PA  15221

PART II - RULES 12b-25(b) AND (c)
     X - This section has been checked by the Registrant.

PART III - NARRATIVE
     The Registrant is in the final stages of being purchased by a privately held company and much time and effort has been diverted to submitting the proxy statement required by the SEC regarding the purchase. In addition, the original final stockholders meeting, which was scheduled for May 13, has been changed to May 22, 1997. If the original date had been met, the 10-Q filing would not have been required.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Dennis Siegel - 412-244-6400, ext. 6418

(2) X - YES
(3) X - NO



Name of Regristrant as Specified in Charter:

     Thermal Industries, Inc.

Has caused this notification to be signed on behalf of the undersigned hereunto duly authorized.

Date:  May 13, 1997               By:  /s/ Eric Rascoe,
Secretary